POLYMET MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

31 January 2006, 2005 and 2004

U.S. Funds

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The financial statements of PolyMet Mining Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles and with the standards of the Public Company Accounting Oversight Board (United States). The financial information contained elsewhere in this report has been reviewed to ensure consistency with the financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded. All transactions are authorized and duly recorded, and financial records are properly maintained to facilitate financial statements in a timely manner. The Board of Directors is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the financial statements with management and external auditors. Staley, Okada and Partners, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the financial statements and their report is included herein.

“William Murray” (signed)

William Murray
President and Chief Executive Officer

Vancouver, Canada
4 April 2006

Report of Independent Registered Public Accounting Firm

To the Shareholders of Polymet Mining Corp.:

We have audited the accompanying consolidated balance sheets of Polymet Mining Corp. (the “Company”) as at 31 January 2006 and 2005 and the related consolidated statements of shareholders' equity, loss and cash flows for each of the years in the three-year period ended 31 January 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at 31 January 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 January 2006, in accordance with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, BC	STALEY, OKADA & PARTNERS
4 April 2006	CHARTERED ACCOUNTANTS

PolyMet Mining Corp.	Statement 1
Consolidated Balance Sheets
As at January 31
U.S. Funds

ASSETS	2006	2005
Current
Cash	$11,671,427	$510,871
Term deposit	-	807,200
Taxes and miscellaneous receivables	40,986	45,005
Prepaid expenses	75,562	241,596
	11,787,975	1,604,672
Investments (Note 4)	253	253
Property, Plant and Equipment (Note 6, 7, 10)	14,247,008	745,239
	$26,035,236	$2,350,164

LIABILITIES
Current
Accounts payable	$1,717,420	$331,012
Current portion of long term debt (Note 7)	1,000,000	-
	2,717,420	331,012

Long term
Long term debt (Note 7)	1,420,515	-
Asset retirement obligation (Note 8)	2,510,687	-
	6,648,622	-

Contingent Liabilities and Commitments (Note 16)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 9)	49,022,606	18,388,194
Share Subscriptions Received - Statement 2 (Note 9a(ii)	-	762,804
Contributed Surplus – Statement 2 (Note 9d)	4,431,133	1,005,742
Deficit - Statement 2	(34,067,125)	(18,137,588)
	19,386,614	2,019,152
	$26,035,236	$2,350,164

ON BEHALF OF THE BOARD:

“William Murray”	, Director

“David Dreisinger”	, Director

- See Accompanying Notes -

PolyMet Mining Corp.	Statement 2
Consolidated Statements of Shareholders’ Equity
U.S. Funds

			Common Shares
				Share
	Authorized			Subscriptions	Contributed
	Shares	Shares	Amount	Received	Surplus	Deficit	Total
Balance - 31 January 2004	1,000,000,000	44,992,054	$15,231,768	$-	$55,048	$(14,361,251)	$925,565
Loss for the year	-	-	-	-	-	(3,776,337)	(3,776,337)
Shares issued for cash:
Private placements (Note 9a (v))	-	2,800,000	1,733,984	-	-	-	1,733,984
Share subscriptions received (Note 9a (ii))	-	-	-	762,804	-	-	762,804
Share issuance costs	-	-	(18,752)	-	-	-	(18,752)
Exercise of warrants (Note 9a (vi))	-	5,277,573	828,554	-	-	-	828,554
Exercise of options (Note 9a (vii))	-	1,088,400	81,383	-	-	-	81,383
Shares issued for finders’ fee (Note 10)	-	155,626	96,375	-	-	-	96,375
Non-cash share issuance costs (Note 10)	-	-	(96,375)	-	-	-	(96,375)
Shares issued for property (Note 10h)	-	1,000,000	229,320	-	-	-	229,320
Stock-based compensation (Notes 9c and 9d)	-	-	-	-	992,658	-	992,658
Fair value of stock options exercised (Note 9d)	-	-	41,964	-	(41,964)	-	-
Balance – 31 January 2005 – Shares issued	Unlimited	55,313,653	18,128,221	762,804	1,005,742	(18,137,588)	1,759,179
Shares allotted for exercise of warrants	-	224,925	26,117	-	-	-	26,117
Shares allotted for bonus (Note 10)	-	1,590,000	233,856	-	-	-	233,856
Balance – 31 January 2005 – Shares issued and allotted	Unlimited	57,128,578	$18,388,194	$762,804	$1,005,742	$(18,137,588)	$2,019,152
Loss for the year	-	-	-	-	-	(15,929,537)	(15,929,537)
Reverse shares allotted for exercise of warrants	-	(224,925)	(26,117)	-	-	-	(26,117)
Reverse shares allotted for bonus (Note 10)	-	(1,590,000)	(233,856)	-	-	-	(233,856)
Issuance of shares for exercise of warrants
(Note 8a (i))	-	224,925	26,117	-	-	-	26,117
Issuance of shares for bonus (Notes 10 and 16)	-	1,590,000	233,856	-	-	-	233,856
Shares issued for cash:
Private placements (Note 9a (ii))	-	28,494,653	20,387,824	(762,804)	-	-	19,625,020
Share issuance costs	-	-	(908,920)	-	-	-	(908,920)
Exercise of warrants (Note 9a (iii))	-	5,700,628	3,296,143	-	-	-	3,296,143
Exercise of options (Note 9a (iv))	-	1,795,852	196,988	-	-	-	196,988
Shares issued for finders’ fee (Note 10)	-	852,915	616,770	-	-	-	616,770
Non-cash share issuance costs (Note 10)	-	-	(616,770)	-	-	-	(616,770)
Shares issued for property (Note 10)	-	6,200,547	7,564,444	-	-	-	7,564,444
Stock-based compensation (Notes 9c and 9d)	-	-	-	-	3,523,324	-	3,523,324
Fair value of stock options exercised (Note 10)	-	-	97,933	-	(97,933)	-	-
Balance – 31 January 2006	Unlimited	100,173,173	$49,022,606	$-	$4,431,133	$(34,067,125)	$19,386,614

- See Accompanying Notes -

PolyMet Mining Corp.	Statement 3
Consolidated Statements of Loss
For the Years Ended 31 January
U.S. Funds

	2006	2005	2004
General and Administrative
Administration fees and wages	$207,650	$105,449	$32,120
Amortization	4,220	1,705	275
Consulting fees	388,900	370,815	21,278
Conferences	26,138	-	-
Insurance	29,858	31,199	-
Interest expense (income), net	(148,036)	(2,221)	380
Investor relations and financing	89,542	95,669	-
Management fees	129,483	141,270	52,388
Office and telephone	101,127	47,175	9,106
Professional fees	150,606	98,624	58,806
Rent	61,516	58,713	8,767
Shareholders’ information	53,364	35,277	5,032
Stock-based compensation expense (Note 9c)	3,523,324	992,658	55,048
Transfer agent and filing fees	64,914	24,765	20,221
Travel and automotive	348,244	220,530	25,278
Loss Before the Undernoted	5,030,850	2,221,628	288,699

Other Expenses (Income)
Pre-feasibility costs - Schedule 1	11,120,145	1,622,983	91,616
Gain on foreign exchange conversion	(221,458)	(68,274)	(22,230)
Gain on sale of resource properties	-	-	(219,925)
Loss on sale of property, plant and equipment	-	-	8,640
	10,898,687	1,554,709	(141,899)

Loss for the Year	$15,929,537	$3,776,337	$146,800

Deficit Beginning of the Year	18,137,588	14,361,251	14,214,451

Deficit End of Year	34,067,125	18,137,588	14,361,251

Loss per Share	$(0.22)	$(0.07)	$(0.00)

Weighted Average Number of Shares	73,484,490	51,946,290	35,452,260

- See Accompanying Notes -

PolyMet Mining Corp.	Statement 4
Consolidated Statements of Cash Flows
For the Years Ended 31 January
U.S. Funds

	2006	2005	2004
Operating Activities

Loss for the year	$(15,929,537)	$(3,776,337)	$(146,800)
Adjustments to reconcile loss to net cash
Consulting - bonus shares	-	233,856	-
Amortization	4,220	1,705	275
Stock-based compensation expense	3,523,324	992,658	55,048
Gain on sale of resource properties	-	-	(219,925)
Loss on sale of property, plant and equipment	-	-	8,640
Changes in current assets and liabilities
Miscellaneous receivables	4,019	(23,124)	(15,665)
Prepaid expenses	166,034	(236,130)	(5,466)
Accounts payable	1,386,408	231,640	20,378

Net cash used in operating activities	(10,845,532)	(2,575,732)	(303,515)

Investing Activities
Term deposit	807,200	(807,200)	-
Purchase of property, plant and equipment (Note 6, 7, 10)	(1,000,000)	-	(500,000)
Purchase of equipment	(10,343)	(15,838)	(2,061)
Proceeds on disposal of equipment	-	-	33,331
Proceeds on sale of resource property	-	-	219,925
Net cash used in investing activities	(203,143)	(823,038)	(248,805)

Financing Activities
Share capital - for cash	22,209,231	2,651,286	1,044,684
Share subscriptions received	-	762,804	-
Net cash provided by financing activities	22,209,231	3,414,090	1,044,684

Net Increase in Cash Position	11,160,556	15,320	492,364
Cash Position - Beginning of Year	510,871	495,551	3,187
Cash Position - End of Year	$11,671,427	$510,871	$495,551

Cash Position Consists of:
Cash on deposit	$11,671,427	$-	$495,551
Bank overdraft covered by term deposit	-	(251,933)	-
Restricted cash from share subscriptions received	-	762,804	-
	$11,671,427	$510,871	$495,551

Cash paid during the year for interest expense	$-	$-	$-
Cash paid during the year for income taxes	$-	$-	$-

Supplemental disclosure with respect to cash flows (Note 10)

- See Accompanying Notes -

PolyMet Mining Corp.	Schedule 1
Consolidated Schedules of Pre-Feasibility Costs
For the Years Ended 31 January
U.S. Funds

	2006	2005	2004

Direct
Camp and general	$100,987	$5,337	$4,750
Consulting fees	690,075	336,770	-
Drilling	3,075,034	441	-
Engineering	578,310	220,729	-
Environmental	2,420,531	406,524	-
Geological and geophysical	74,689	172,675	-
Land lease, taxes and licenses	187,205	78,605	76,154
Metallurgical	1,894,096	66,984	10,712
Mine planning	1,312,392	48,769	-
Permitting	137,013	181,751	-
Plant maintenance and repair	43,691	-	-
Sampling	606,122	-	-
Scoping study	-	104,398	-

Total Costs for the Year	$11,120,145	$1,622,983	$91,616

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

1.	Nature of Business

PolyMet Mining Corp. (“the Company”) was incorporated in British Columbia, Canada on 4 March 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on 10 June 1998.

The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company’s investment in the NorthMet Project and other assets is dependant upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

2.	Significant Accounting Policies

	a)	Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, PolyMet Mining Inc. and Fleck Minerals Inc. The purchase method of accounting is used to consolidate these subsidiaries.

PolyMet Mining Inc. was incorporated in Minnesota, U.S.A. to hold the NorthMet Lease (Note 5). Fleck Minerals Inc. is currently inactive.

	b)	Mineral Operations

The Company is in the pre-feasibility stage of developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Exploration expenses incurred prior to determination of the feasibility of a mining operation, periodic option payments and administrative expenses are expended as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operation are deferred until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash and fair market value of common shares. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned or when an impairment of values has occurred.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

2.	Significant Accounting Policies - Continued

	c)	Amortization

The Company provides for amortization of its property, plant and equipment as follows:

Leasehold improvements – Straight-line over 10 years Furniture and equipment – Straight-line over 10 years Computers – Straight-line over 5 years

Property, plant and equipment related to the NorthMet Project will begin to be amortized at the time the project commences operations and will be over the life of the mine.

	d)	Investments

The Company carries its long-term portfolio investments at lower of cost or net realizable value. Investments are written down to net realizable value when there has been a loss in value of the investment, which is other than a temporary decline.

	e)	Loss Per Share

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

	f)	Conversion of Foreign Currency

The accounts of the Company are prepared in U.S. funds and the company’s Canadian operations are translated into U.S. dollars as follows:

Monetary assets and liabilities at year-end rates, All other assets and liabilities at historical rates, and Revenue and expense items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year.

g)	Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

2.	Significant Accounting Policies - Continued

	h)	Management’s Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

	i)	Share Capital

		i)	The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company.

		ii)	Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

	j)	Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight- line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

	k)	Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less. The Company places its cash and cash investments with institutions of high credit worthiness. At times, such investments may be in excess of insurance limits.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

2.	Significant Accounting Policies - Continued

	l)	Asset Retirement Obligations

The recommendations of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, Asset Retirement Obligations (“CICA 3110”), became effective on 1 February 2004. This section requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the year in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting year-end. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the year the estimate is revised.

	m)	Variable Interest Entities

Effective 1 February 2005, the Company adopted the recommendations of CICA Handbook Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for annual and interim periods beginning on or after 1 November 2004. Variable interest entities (VIEs) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them. Adoption of this accounting policy has not affected the Company’s financial statements.

	n)	Impairment of Long-Lived Assets

The Company has adopted CICA Section 3063 “Impairment of Long-Lived Assets”. This statement establishes standards for the recognition, measurement and disclosure or the impairment of non-monetary long-lived assets, included property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

o)	Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

3.	Financial Instruments

	a)	Fair value

The carrying value of cash, miscellaneous receivable, investments (Note 4) accounts payable and long-term debt approximates the fair value of these financial instruments due to their short-term maturity or capacity of prompt liquidation.

	b)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

	c)	Currency risk

The Company is exposed to foreign currency fluctuations to the extent primary expenditures incurred by the Company are not denominated in Canadian dollars. As at 31 January 2006, the Company had investments in mineral properties that require the Company to make payments in US dollars (Notes 6 and 7). The Company's ability to make these payments will be affected by currency fluctuations.

4.	Investments

Details are as follows:

		31 January	31 January
	Market Value	2006	2005
American Platinum Inc.	$ -	$ 1	$ 1
Aloak Corp.	25	252	252
	$ 25	$ 253	$ 253

These investments represent minority interests of less than 10% in the respective companies.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

5.	Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

By an agreement dated 4 January 1989 and a subsequent amendment and assignment, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. During the year ended 31 January 2005, United States Steel Corporation assigned the lease to RGGS Land & Minerals Ltd., L.P. The current term of the renewable lease is 20 years and calls for total lease payments of $1,475,000. All lease payments have been paid or accrued to 31 January 2006. The agreement requires future annual lease payments of $150,000 from 4 January 2006 to 2009.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

6.	Property, Plant and Equipment

Details are as follows:

		Accumulated	Net Book
31 January 2006	Cost	Amortization	Value
NorthMet Project	$ 14,224,967	$ -	$ 14,224,967
Leasehold improvements	624	27	597
Furniture and equipment	9,663	2,315	7,348
Computers	17,855	3,759	14,096
	$ 14,253,109	$ 6,101	$ 14,247,008

		Accumulated	Net Book
31 January 2005	Cost	Amortization	Value
NorthMet Project	$ 729,320	$ -	$ 729,320
Leasehold improvements	-	-	-
Furniture and equipment	1,888	172	1,716
Computers	15,908	1,705	14,203
	$ 747,116	$ 1,877	$ 745,239

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

6.	Property, Plant and Equipment - Continued

Cleveland Cliffs Option, Minnesota, U.S.A.

By a Memorandum of Understanding dated 5 December 2003 and an option agreement dated 14 February 2004, the Company obtained an option (“Cliffs Option”) to acquire certain property, plant and equipment (“Cliffs Assets”) from Cleveland Cliffs of Cleveland, Ohio (“Cliffs”) located near the Company’s NorthMet Project. Under the terms of the agreement, Cliffs will maintain available designated elements of the facility while the Company develops its feasibility study on the NorthMet project.

As consideration for the exclusive Cliffs Option, the Company paid $500,000 prior to 31 January 2004 as required and issued to Cliffs 1,000,000 common shares on 30 March 2004, valued at $229,320 to maintain the exclusive rights until 30 June 2006.

On 14 September 2005 the Company reached an agreement in principle with Cliffs on the terms for the early exercise of the Company’s option to acquire 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota (the “Asset Purchase Agreement”).

On 15 November 2005 the Company completed the acquisition under the Asset Purchase Agreement (“Purchase Agreement”). The property, plant and equipment assets now owned by the Company include land, crushing, milling and flotation capacity, complete spare parts, plant site buildings, real estate, tailings impoundments and mine work shops, as well as access to extensive mining infrastructure. The final allocation of the purchase price has not been agreed to between the parties. As the assets are not in use no amortization of these assets has been recorded to 31 January 2006.

The consideration for the Asset Purchase was $3.4 million in cash ($1,000,000 paid) and the issuance of 6,200,547 common shares (issued on 15 November 2005 at fair market value of $7,564,444) in the capital stock of the Company. The remaining cash component of the payment of $2.4 million will be paid in quarterly instalments of US$250,000 for a total of $2.5 million, which includes interest of $100,000 (Note 7). Interest accrued in the amount of $20,515 has been capitalized as part of the cost of the NorthMet Project assets.

The Company has assumed certain ongoing site-related environmental and reclamation obligations. These environmental and reclamation obligations are presently contracted under the terms of the Purchase Agreement with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the asset retirement obligation in the amount of $2,510,687 (Note 8) has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

Under the terms of the agreement Cliffs will have the right to participate on a pro-rata basis in future cash equity financings.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

7.	Long Term Debt

Pursuant to the Asset Purchase Agreement (Note 6) the Company’s wholly owned subsidiary PolyMet Mining Inc. signed a note payable to Cliffs in the amount of $2,400,000. The note is interest bearing at the annual simple rate of four percent (4%) and shall be paid in quarterly instalments equal to $250,000 for total repayment of $2,500,000. As at 31 January 2006 the outstanding long term debt was as follows:

Note payable	$2,400,000
Accrued interest	20,515
Total debt	2,420,515
Less current portion	(1,000,000)

Long term debt	$1,420,515

8.	Asset Retirement Obligation

As part of the consideration for the Cliffs Purchase Agreement (Note 6), the Company assumed, under contract to Cliffs, the liability for final reclamation and closure of the mine.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at January 31, 2006 and Canadian GAAP. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies.

The Company’s estimates are based upon a 31 January 2006 liability estimate of $12,444,478, an annual inflation rate of 3.80%, a discount rate of 9.00% and a mine life of 28.5 years, commencing in mid-2008 and a reclamation period of 3 years. Accretion of the liability until the commencement of commercial production will be capitalized to the NorthMet Project assets.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

9.	Share Capital

	a)	Share Issuances for Cash

During the year ended 31 January 2006 the Company issued the following shares for cash:

		i)	224,925 shares pursuant to the exercise of warrants allotted at 31 January 2005;

ii)

Four private placements for a total of 28,494,653 shares at prices of CDN$0.55 – CDN$1.40 for net proceeds of $20,387,824 ($762,804 was received prior to 31 January 2005). Each of the private placements included share purchase warrants (Note 9e). Cash share issue costs in the amount of $908,920 were included in respect of these private placements;

		iii)	5,700,628 shares pursuant to the exercise of 5,700,628 share purchase warrants for total proceeds of $3,296,143 (Note 9e);

		iv)	1,795,852 shares pursuant to the exercise of stock options for total proceeds of $196,988 (Note 9b).

During the year ended 31 January 2005, the Company increased its authorized share capital from 1,000,000,000 common shares to an unlimited number of common shares and issued the following shares:

v)

Two private placements for a total of 2,800,000 shares at CDN$0.80 per share for net proceeds of $1,733,984. Each of the private placements included share purchase warrants (Note 9e). Cash share issuance costs in the amount of $18,752 were incurred in respect of these private placements;

		vi)	5,277,573 shares pursuant to the exercise of 5,277,573, share purchase warrants for total proceeds of $828,554;

		vii)	1,088,400 shares pursuant to the exercise of stock options for total proceeds of $81,383.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

9.	Share Capital - Continued

b)	Stock Options

	31 January	Weighted	31 January	Weighted
	2006	Average	2005	Average
	Options	Exercise	Options	Exercise
		Price		Price
		(CDN$)		(CDN$)

Outstanding - Beginning of year	4,999,552	0.32	3,542,952	0.11
Granted	3,580,000	1.13	2,545,000	0.52
Exercised	(1,795,852)	0.13	(1,088,400)	0.10

Outstanding - End of year	6,783,700	0.80	4,999,552	0.32

As at 31 January 2006, the following director, officer, consultant and employee stock options were outstanding:

	Exercise Price
Expiry Date	(CDN)	Number
12 February 2006	$ 0.21	500,000
18 July 2008	$ 0.10	328,700
3 October 2008	$ 0.13	450,000
9 March 2009	$ 0.40	500,000
28 April 2009	$ 0.75	200,000
5 July 2009	$ 0.66	1,175,000
18 October 2009	$ 0.79	50,000
30 March 2010	$ 0.65	765,000
1 May 2010	$ 0.85	350,000
15 June 2010	$ 0.94	40,000
19 September 2010	$ 1.36	1,870,000
24 October 2010	$ 1.20	280,000
5 December 2010	$ 1.15	275,000
		6,783,700

As at 31 January 2006 all options had vested and were exercisable.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

9.	Share Capital - Continued

c)	Stock-Based Compensation

i)

During the year ended 31 January 2006, the Company issued 3,580,000 options to directors, officers, consultants and employees with exercise prices of CDN$0.65 – CDN$1.36 per option. The fair value of stock-based compensation in the amount of $3,523,324 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.66%
Expected dividend yield	Nil
Expected stock price volatility	131%
Expected option life in years	5

ii)

During the year ended 31 January 2005, the Company issued 2,545,000 options to directors, officers, consultants and employees with exercise prices ranging from CDN$0.21 - CDN$0.79 per option. The fair value of stock-based compensation in the amount of $992,658 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This amount includes the expense for the 950,000 options at CDN$0.13, granted on 3 October 2003, which were approved by the Company’s shareholders on May 24, 2004. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.25%
Expected dividend yield	Nil
Expected stock price volatility	143%
Expected option life in years	4.78

d)	Contributed Surplus

Contributed surplus represents accumulated stock-based compensation expense, reduced by the fair value of the stock options exercised.

Details are as follows:

	January 31	January 31
	2006	2005
Balance – Beginning of year	$ 1,005,742	$ 55,048
Current year fair value of stock-based compensation	3,523,324	992,658
Fair value of stock options exercised during the year and
transferred to share capital	(97,933)	(41,964)
Balance – End of year	$ 4,431,133	$ 1,005,742

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

9.	Share Capital - Continued

e)	Share Purchase Warrants

The Company’s share purchase warrants as at 31 January 2006 and 2005 and the changes during the years then ended are as follows:

	2006		2005
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Warrants	Price	Warrants	Price
		(CDN)		(CDN)
Warrants outstanding and
exercisable - beginning of year	5,841,278	$0.42	9,718,852	$0.19
Issued	15,175,104	1.17	1,400,000	1.20
Exercised	(5,925,553)	(0.66)	(5,277,574)	(0.20)
Expired	(428,124)	(1.20)

Warrants outstanding and
exercisable – end of year	14,662,705	$1.07	5,841,278	$0.42

Share purchase warrants outstanding at 31 January 2006 and 2005 are as follows:

	Exercise	Number of Shares
Expiry Date	Price	2006	2005
	(CDN)
23 September 2005	$0.17	-	1,012,355
4 December 2005	$1.20	-	775,000
1 March 2006	$1.20	625,000	625,000
16 November 2006	$0.20	3,428,923	3,428,923
28 February 2008	$1.25	3,336,110	-
22 March 2008	$1.25	4,572,566	-
9 May 2007	$2.00	1,772,328	-
6 September 2007	$1.25	927,778	-

		14,662,705	5,841,278

During the year ended January 31, 2006 the Company completed the following financings:

(i)

A non-brokered private placement for 9,000,000 units at a price of CDN$0.55 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$0.70 per Warrant Share at any time until the close of business on the day which is 24 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange at or exceed CDN$1.00 per share for 30 consecutive trading days, the Warrants will terminate 30 days thereafter. As at 31 January 2006 all Warrants had been exercised.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

9.	Share Capital - Continued

e)	Share Purchase Warrants - Continued

(ii)

A non-brokered private placement for 6,672,219 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.25 per Warrant Share at any time until the close of business on the day which is 30 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter.

(iii)

A brokered private placement for 9,277,777 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.25 per Warrant Share at any time until the close of business on the day which is 30 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days (Accelerated Expiry), the Warrants will terminate 30 days thereafter. In addition 927,777, share purchase warrants were issued as finders fee at a price of CDN$1.25 for a period of two years from the date of Closing and include the Accelerated Expiry provision.

iv)

A non-brokered private placement for 3,544,657 units at a price of CDN$1.40 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$2.00 per Warrant Share at any time until the close of business on the day which is 18 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter

During the year ended 31 January 2005 the Company completed the following financings:

vi)

A non-brokered private placement for 1,500,000 units at a price of CDN$0.80 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.20 per Warrant Share at any time until the close of business on the day which is 18 months from the date of Closing. On 4 December 2005, 428,124 warrants expired, without being exercised.

vii)

A non-brokered private placement for 625,000 units at a price of CDN$0.80 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.20 per Warrant Share at any time until the close of business on the day which is 18 months from the date of Closing.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

9.	Share Capital - Continued

f)	Shareholder Rights Plan

Effective 4 December 2003, the Company adopted a Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 May 2004. All common shares issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the “Exercise Price”). However, upon certain events occurring (as defined in the Rights Plan), each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time, as defined in the Rights Plan.

10.	Supplemental Disclosure With Respect To Cash Flows

During the years ended 31 January 2006, 2005 and 2004, the Company entered into the following non-cash investing and financing activities :

	2006	2005		2004
Issued 6,200,547 (2005 – 1,000,000; 2004- Nil)
shares to Cliffs pursuant to the Company’s
exercise of the Cliffs Option to purchase the Cliffs
Assets	$7,564,444	$229,320	$
Issued a promissory note payable to Cliffs
pursuant to the Company’s exercise of the Cliffs
Option to purchase the Cliffs Assets	$2,400,000	$-	$
Recorded an Asset Retirement Obligation and a
corresponding increase in Cliffs Assets pursuant
to the Company’s exercise of the Cliffs Option to
purchase the Cliffs Assets	$2,510,687	$-	$
Transfer from contributed surplus to capital stock
on exercise of stock options	$97,933	$41,964	$
Transfer from share subscriptions to share capital
on issuance of the related shares	$762,804	$-	$
Capitalized accrued interest on the promissory
note payable to Cliffs	$20,515	$-	$
Issued 852,915 (2005 – 155,626; 2004 – 60,000)
shares for finders’ fees on private placements	$616,770	$96,375		$6,541
Issued Nil (2005 – Nil; 2004 – 50,000) shares in
settlement of debt	$-	$-		$3,634

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

11.	Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2006	2005	2004
Management fees paid to a company controlled
by the president	$129,480	$141,270	$52,388
Consulting fees paid to officers, directors and
companies controlled by directors of the Company	327,110	336,448	-
Legal fees paid to an officer of the Company	84,089	59,700	-
Office facilities charges paid to a director of the
Company	39,604	23,070	-

	$580,283	$560,488	$52,388

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

12.	Income Taxes

The Company’s provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the net loss as a result of the following:

	2006	2005
Provision for recovery of taxes at statutory rates	$(5,553,036)	$(1,372,240)
Tax benefit not recognized on current year losses	1,174,113	747,890
Differences in foreign tax rates	(358,166)	(58,267)
Non-deductible items and other	4,737,089	682,617

	$-	$-

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future tax assets as at 31 January 2006 are as follows:

	2006	2005
Non-capital loss carry forwards	$4,113,715	$2,891,339
Unutilized exploration expenses	6,438,780	3,910,289
Capital assets	(6,552)	(3,806)
Total gross future income tax assets	10,545,943	6,797,822
Less: valuation allowance	(10,545,943)	(6,797,822)

Net future income tax allowance	$-	$-

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

12.	Income Taxes - Continued

The Company has income tax loss carry forwards of approximately $4.3 million in Canada, which may be used to reduce future income taxes otherwise payable and which expire in the years 2007 to 2016.

The Company has income tax loss carry forwards of approximately $6.2 million in the United States, which may be used to reduce future income taxes otherwise payable and which expire in the years 2007 to 2026.

The tax benefit of the above noted tax assets have been offset by recognition of a valuation allowance in these financial statements.

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The U.S. Securities and Exchange Commission requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the U.S. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a)

Under Canadian generally accepted accounting principles, long-term portfolio investments may be reported at a cost that is in excess of market value where it is reasonable to assume that the decline in market value may be of a temporary nature. Under U.S. generally accepted accounting principles, the investments are carried at market value on an individual basis and the adjustment is credited or charged to comprehensive income.

b)

Under Canadian generally accepted accounting principles, mineral properties may be carried at cost and written-off or written-down if the properties are abandoned, sold or if management decides not to pursue the properties. Under U.S. generally accepted accounting principles, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and records properties at net realizable value. The Company has not yet obtained an independent report and accordingly for U.S. purposes, the properties have been written off. In the past the Company followed the method described above. During 2003, the Company changed the accounting policy (Note 2), therefore there are no differences between Canadian and United States generally accepted accounting principles.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

The effects of the differences in accounting principles on investments, net loss and comprehensive loss are as follows:

Investments:	2006	2005	2004
Investments – Canadian GAAP basis	$253	$253	$253
Adjustment to market	(228)	(228)	(228)
Investments – U.S. GAAP basis	$25	$25	$25

Accumulated Comprehensive Loss:
Contra-equity account for unrealized gains (losses) on
investments
- Canadian GAAP basis	$-	$-	$-
Unrealized holding gain (loss) on investments
- Prior years	(228)	(228)	(228)
- Current year	-	-	-
Contra-equity account for unrealized gains (losses) on
investments - U.S. GAAP basis	$(228)	$(228)	$(228)

Net Loss and Comprehensive Loss:

Net loss - Canadian and U.S. GAAP basis	$15,929,537	$3,776,337	$146,800
Adjustment of portfolio investments to market	-	-	-
Net loss and comprehensive loss - U.S. GAAP basis	$15,929,537	$3,776,337	$146,800

Weighted average number of shares computed under U.S. GAAP	73,484,490	53,784,877	38,452,260
Loss per share following U.S. GAAP	$(0.22)	$(0.07)	$(0.00)

c)	Recent U.S. Accounting Pronouncements, which relate to the Company’s current operations are summarized as follows:

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The adoption of SFAS 150 did not have a material impact on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

In December 2004, FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Non-monetary Transactions”, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The provisions of SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements – an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

In March 2006, the FASB issued SFAS 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”. This statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement: (1) requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: (a) a transfer of the servicer’s financial assets that meets the requirements for sale accounting, (b) a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, (c) an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates; (2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; (3) permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities: (a) Amortization method—Amortize servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and assess servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date, or (b) Fair value measurement method—Measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur; (4) at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and (5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt this statement as of the beginning of its first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

14.	Segmented Information

The Company is in the pre-feasibility stage of developing its mineral properties in the U.S. and provides for its financing and administrative functions at the head office located in Canada. Segmented information on a geographic basis is as follows:

2006	Canada	U.S.	Consolidated
Segment operating loss	$4,522,984	$11,406,553	$15,929,537
Identifiable assets	$11,654,116	$14,381,120	$26,035,236

2005
Segment operating loss	$1,920,706	$1,855,631	$3,776,337
Identifiable assets	$1,364,099	$986,065	$2,350,164

15.	Subsequent Events

In addition to items disclosed elsewhere in these financial statements, the Company conducted the following transactions after 31 January 2006:

	a)	The Company issued 6,141,573 common shares pursuant to the exercise of share purchase warrants at a prices between CDN$0.20 and CDN$1.25 per share;

	b)	The Company issued 1,045,000 common shares pursuant to the exercise of stock options at prices ranging from CDN$0.10 to CDN$1.36;

	c)	The Company granted 3,200,000 stock options to directors, officers, consultants and employees at a price of CDN$2.76; and

d)

The Company provided notice on 10 April 2006 to the outstanding warrants holders of approximately 9.7 million warrants at prices between CDN$1.25 and CDN$2.00 that the accelerated expiry provision of their warrants was effectively triggered and all unexercised warrants as at the close of business on 10 May 2006 will have been deemed cancelled.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

16.	Contingent Liabilities and Commitments

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at 31 July 2005, the Company had received shareholder approval of the Bonus Shares for Milestones 1 – 4 and regulatory approval for Milestones 1 and 2. Milestones 3 and 4 are subject to regulatory approval, which will be sought when the Company is closer to completing these Milestones. To date 1,590,000 shares have been issued for the achievement of Milestone 1. The bonus shares allocated for Milestones 1 thru 4 are valued using the Company’s closing trading price on 5 November 2003 of CDN$0.19 per share, the date of the approval of the bonus plan by the board of directors.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	(i) issued – Statement 2
Milestone 2	1,300,000	(ii)
Milestone 3	2,400,000	(iii)
Milestone 4	3,240,000	(iv)

(i)

Milestone 1 –Completion of an agreement with Cliffs-Erie LLC for the option to purchase of Cliffs-Erie facility to be used as a part of mining and processing operations for the NorthMet Project. This milestone was achieved on 16 February 2004 and therefore, during the year ended 31 January 2006, the Company accrued a CDN$302,100 (US$233,856) bonus as consulting fees and allotted 1,590,000 shares. These shares were issued in March 2005.

(ii)	Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of raw materials to be produced from the NorthMet Project.

(iii)	Milestone 3 –Completion of a “bankable feasibility study” which indicates that commercial production from the NorthMet Project is viable.

(iv)	Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the company has not less than 50% ownership interest.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the years ended 31 January 2006, 2005 and 2004
U.S. Funds

16.	Contingent Liabilities and Commitments Continued

	b)	As a part of certain employment and management contracts, the Company has agreed to severance allowances for key employees and management in the event of a take-over bid.

These allowances are based upon the Company’s implied market capitalization at the time of the take-over bid, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. The severance payments would be as follows:

Market Capitalization	Total Severance Payments Required
Less than CDN$50 million	CDN$Nil
Between CDN$50 and CDN$75 million	CDN$200,000
Between CDN$75 and CDN$100 million	CDN$400,000

Thereafter severance payments increase by CDN$600,000 for every additional CDN$25 million of implied market capitalization, with no maximum.

c)

Pursuant to the Company’s Asset Purchase Agreement with Cliffs (Note 6), for as long as Cliffs owns 1% or more of the Company’s issued shares, Cliffs will have the right to participate on a pro-rata basis in future cash equity financings. This agreement will also include a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.